SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULES 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the Month of June 2002
                                  GENESYS S.A.
             (Exact name of registrant as specified in its charter)


                  L'Acropole, 954-980 avenue Jean Mermoz, 34000
                               Montpellier, FRANCE
                    (Address of principal executive offices)


          (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

                           Form 20-F X           Form 40-F
                                     --                    --


          (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes             No X
                                     ---            ---


          (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

                                  GENESYS, S.A.

                                    FORM 6-K





                        CONSOLIDATED FINANCIAL STATEMENTS

                      FOR THE 3 MONTHS ENDED MARCH 31, 2002

                                    U.S. GAAP




             -----------------------------------------------------
                                    1. MD&A
                            2. Financial Statements
                                    3. Notes
             -----------------------------------------------------

1. Management's Discussion and Analysis of Financial Condition and Results of Operations

      This Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the financial statements and footnotes for the three months ended March 31, 2002 contained herein and the Form 20-F for the year ended December 31, 2001 filed with the Securities and Exchange Commission.

      We include the results of acquired companies in our results of operations from their respective dates of acquisition. As a result, our historical financial statements are not directly comparable from one period to the next. The consolidated statements of operations for the three months ended March 31, 2001 did not include the results for Astound Incorporated and Vialog Corporation, which we acquired at the end of March 2001 and in April 2001, respectively. Note No. 9, Pro forma information, to the attached financial statements presents a pro forma statement of operations for the three months ended March 31, 2001 and balance sheet at March 31, 2001.

      On February 6, 2002, we announced plans to consolidate our call center operations in North America from six call centers to three call centers to provide higher levels of customer service and improve operating efficiencies. The three remaining call centers have the capacity to absorb the current volume and to provide for future growth. The restructuring costs related to these closings are estimated to be (euro) 7.6 million and are primarily for unusable future facility lease commitments, the write-off of certain leasehold improvements and equipment, employee severance as well as other miscellaneous costs associated with the call center consolidation. Components of these costs by call center to be closed are presented in the table below.


                                                     Bedford     Denver       Montgomery      Total costs
                                                     -------     ------       ----------      -----------
                                                                                                 accrued
                                                                                                 -------
                                                                    ((euro)in thousands)
Write-offs of leasehold improvements,
equipment and other tangible assets............   (euro)  218   (euro)2,099   (euro)1,059     (euro)3,376
Future lease payments under non
cancelable operating leases....................           912         1,185         1,092           3,189
Severance and other people related expenses....           117           541           197             855
Other related expenses.........................            25            60           105             190
                                                           --            --           ---             ---
Total..........................................   (euro)1,272   (euro)3,885   (euro)2,453     (euro)7,610
                                                  ===========   ===========   ===========     ===========


      Of the restructuring costs related to the call center closings described above, (euro) 3.7 million (pre-tax) was recorded as a non-recurring restructuring charge in the three months ended March 31, 2002 and (euro) 3.9 million was recorded as an increase to goodwill arising from the acquisition of Vialog. We estimate that future annual cost savings from the consolidation will range from (euro) 3.5 to (euro) 4.0 million beginning in the third quarter of 2002.

      Other costs relating to the consolidation of call centers will be recorded as expenses as incurred during the second and third quarters of 2002, in accordance with generally accepted accounting principles. These costs include retention bonuses and duplicative costs in closing the affected call centers. The expected amount of these costs is (euro) 868,000.

      On March 20, 2002, our Bedford, Massachusetts call center was closed and all traffic formerly serviced in Bedford has been re-routed to our Reston, Virginia call center. Actual costs incurred for the Bedford closing compared to the costs accrued through March 31, 2002 are presented in the table below :

                                                        Costs        Incurred in        Balance at
                                                        -----        -----------        ----------
                                                       accrued       the quarter      March 31, 2002
                                                       -------       -----------      --------------
Write-offs of leasehold improvements,
equipment and other tangible assets................. (euro)  218     (euro)  218                --
Future lease payments under non cancelable
operating leases....................................         912              --       (euro)  912
Severance and other people related expenses.........         117              --               117
Other related expenses..............................          25              --                25
                                                              --                                --
Total............................................... (euro)1,272     (euro)  218       (euro)1,054
                                                     ===========     ===========       ===========


      We expect to close the call centers located in Denver, Colorado and Montgomery, Alabama by the end of the third quarter of 2002.



Three months ended March 31, 2002 compared with the three months ended March 31, 2001

Revenue

     The following table sets forth our revenues for the three months ended March 31, 2001 and 2002 by category and expressed as a percentage of total revenues.

                                          Three months ended March 31,
                                          ------------------------------
                                             2001               2002
                                        --------------      -------------
                                       (euro) in   % of    (euro) in   % of
                                       thousands  revenues  thousands  revenues
Audio conferencing...................... 22,947     85.7%    49,937     90.1%
Video conferencing......................  2,668     10.0%     2,551      4.6%
Data conferencing and Web streaming.....    551      2.1%     2,452      4.4%
Products................................    604      2.2%       512      0.9%
                                         ------   ------     ------    ------
Total revenues.......................... 26,770    100.0%    55,452    100.0%
                                         ======   ======     ======    ======

     Total revenues increased (euro) 26.8 million, or 107.1%, from (euro) 26.8 million to (euro) 55.5 million for the three months ended March 31, 2001 and 2002, respectively. Of the increase, (euro) 26.1 million, or 90.9%, was attributable to the acquisition of Vialog made in April 2001. Approximately
(euro) 2.1 million, or 7.0% of the increase, was driven by organic revenue growth in Europe, particularly in France and Sweden. The remaining (euro) 0.8 million of the increase was due to the impact of currency exchange rate movements, as the euro depreciated against the dollar and other non-euro currencies in which we do business. Total conferencing minutes increased by 166.0%, from 100 million minutes (or 212 million minutes when combined with Vialog) to 266 million minutes for the three months ended March 31, 2001 and 2002, respectively.

     Audio conferencing. Audio conferencing revenues increased (euro) 27.0 million , or 117.6%, from (euro) 22.9 million to (euro) 49.9 million for the three months ended March 31, 2001 and 2002, respectively. Of the increase,
(euro) 25.2 million, or 93.3% of the increase, was attributable to the acquisition of Vialog in April 2001. The remaining (euro) 1.8 million increase was mainly driven by revenue growth in Europe, particularly in France, the UK and Sweden, as described above. Call volume minutes increased by 166.0%, from 99 million minutes (or 211 million minutes when combined with Vialog) to 265 million minutes for the three months ended March 31, 2001 and 2002, respectively. The increase in call volume minutes is higher than the increase in audio conferencing revenues primarily due to the significant shift from operator-assisted services to automated services, which are at a lower per-minute price. This shift is primarily occurring in North America, which historically has a high proportion of operator-assisted calls. Additionally, average per-minute prices for audio conferencing have declined, primarily as a result of the effect of volume discounts and competitive pressure.

     Video conferencing. Video conferencing revenues remained stable, from
(euro) 2.7 million to (euro) 2.6 million for the three months ended March 31, 2001 and 2002, respectively.

     Data conferencing and Web streaming. Data conferencing and Web streaming revenues increased from (euro) 0.5 million to (euro) 2.5 million for the three months ended March 31, 2001 and 2002, respectively. The (euro) 2.0 million increase in revenues was mainly attributable to the acquisition of the data conferencing company Astound at the end of March 2001 and organic growth of Web streaming.

     Geographic composition of revenues. The following table shows our revenues by segments for each of the three months ended March 31, 2001 and 2002 and expressed as a percentage of total revenues.

     In addition to the three geographic segments that existed prior to 2002, we now have a fourth segment for our recently created global Video Conferencing division. Amounts for the quarter ended March 31, 2001 have been restated to reflect our current four segments structure.

                                 Three months ended March 31,
                       -----------------------------------------------
                                 2001                     2002
                            --------------           --------------
                       (euro) in     % of       (euro) in      % of
                        thousands   revenues     thousands    revenues
Europe.............       12,472      46.6%      14,701          26.5%
North America......       10,262      38.3%      36,275          65.4%
Asia-Pacific.......        1,272       4.8%       1,401           2.5%
Global Video.......        2,764      10.3%       3,075           5.6%
                           =====      =====       =====           ====
Total revenues.....       26,770     100.0%      55,452         100.0%
                        ========   ========    ========       ========

     The shift in the geographic composition of revenues is primarily a result of the impact of the acquisition of Vialog in April 2001, which is based in North America.

Gross Profit

     Gross profit increased (euro) 16.3 million, or 104.2%, from (euro) 15.7 million to (euro) 32.0 million for the three months ended March 31, 2001 and 2002, respectively. Of the increase, (euro) 14.9 million, or 91.4%, was attributable to the acquisition of Vialog in April 2001. Gross profit decreased as a percentage of revenues from 58.6% to 57.8% for the three months ended March 31, 2001 and 2002, respectively. This decrease is primarily due to the significant proportion of operator-assisted conferencing used by the customers obtained with the Vialog acquisition. These services have lower margins than automated services. We expect to continue the migration of customers, in North America and the UK particularly, from operator-assisted services to higher margin, automated services during the next several quarters. We also expect that the announced consolidation of our North America call centers to be completed by the end of the third quarter 2002, will have a positive impact on our gross margin, due to the expected reduction in our cost of revenues.

Operating Expenses

     The following table breaks down our operating costs and expenses that are not included in cost of revenues for the three months ended March 31, 2001 and 2002 by major components.

                                       Three months ended March 31,
                                       ----------------------------
                                        2001                     2002
                                   ----------------       ----------------
                               (euro) in       % of     (euro) in        % of
                                thousands   revenues     thousands     revenues
Research and development......      695        2.6%       1,260          2.3%
Selling and marketing.........    5,645       21.1%      13,508         24.4%
General and administrative....    9,099       34.0%      15,210         27.4%
Non-recurring charge..........       --         --        3,671          6.6%
Amortization of goodwill and
other intangibles.............    2,324        8.7%       3,649          6.6%
                                 ------                  ------
Total operating expenses......   17,763       66.4%      37,298         67.3%
                               ========                ========


Research and Development

     Our research and development expenses doubled from (euro) 0.7 million to
(euro) 1.3 million for the three months ended March 31, 2001 and 2002, respectively, although they remained essentially steady as a percentage of our revenues. The increase in research and development expenses resulted primarily from the expansion of our workforce resulting from our acquisition of Astound at the end of March 2001. Our major development activities have been the development and enhancement of our Genesys Meeting Center, which is our fully integrated, automated, audio and Web conferencing platform. Our development activities also include the development in progress of our platform Genesys Event and Managed Services that will be launched by the end of 2002 and will be our platform for our operator-assisted services.

Selling and Marketing

     Our selling and marketing expenses increased (euro) 7.9 million, or 141.1%, from (euro) 5.6 million to (euro) 13.5 million for the three months ended March 31, 2001 and 2002, respectively. As a percentage of revenues, our selling and marketing expenses increased from 21.1% to 24.4% for the three months ended March 31, 2001 and 2002, respectively. Of the increase, (euro) 5.6 million, or 70.9% of the increase, was attributable to the Astound and Vialog acquisitions completed at the end of March 2001 and April 2001, respectively. The Vialog acquisition more than doubled our sales force in North America. The remaining amount of the increase mainly related to the organic growth of our sales force, particularly in the United States, and the expansion of our global marketing team in connection with our efforts to further penetrate the market, particularly in North America, and increase global brand awareness. Additionally, selling and marketing expenses included (euro) 0.3 million of employee separation costs in the three months ended March 31, 2002 partly relating to our North American restructuring.

General and Administrative

     Our General and administrative expenses increased (euro) 6.1 million, or 67.2%, from (euro) 9.1 million to (euro) 15.2 million for the three months ended March 31, 2001 and 2002, respectively. Of the increase, (euro) 5.4 million, or 88.5% of the increase, was attributable to the Astound and Vialog acquisitions completed at the end of March 2001 and April 2001, respectively. Additionally, general and administrative expenses increased due to the growth of our company (such as increased professional fees and investor relations expenses following our April 2001 listing on the Nasdaq Stock Market). Separation costs of ((euro)
0.6 million), partly relating to our North American restructuring, were recorded in the three months ended March 31, 2002. As a percentage of revenues, our general and administrative expenses decreased by 6.6%, from 34.0% to 27.4% for the three months ended March 31, 2001 and 2002, respectively.

Non-recurring charge

      As described above, on February 6, 2002, we announced plans to consolidate our call center operations in North America . The restructuring costs related to these closings are estimated to be (euro) 7.6 million. Of this amount, (euro)
3.7 million was recorded as a non-recurring restructuring charge in the three months ended March 31, 2002. The remaining amount of (euro) 3.9 million was recorded as an increase to goodwill arising from the acquisition of Vialog.

Amortization of Goodwill and Other Intangibles

     Amortization of goodwill and other intangibles increased (euro) 1.3 million, or 57.0%, from (euro) 2.3 million to (euro) 3.6 million for the three months ended March 31, 2001 and 2002, respectively. The net increase of (euro)
1.3 million was primarily due to the amortization of identifiable intangible assets relating to the acquisition of Astound and Vialog made at the end of March 2001 and April 2001, respectively. Amortization of these intangible assets amounted to (euro) 3.5 million for the three months ended March 31, 2002.

      We have applied Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets, since January 1, 2002. Application of the non-amortization provisions of SFAS No. 142 decreased the amortization expenses by approximately (euro) 3.0 million for the three months ended March 31, 2002. We also reclassified an assembled workforce intangible asset with an unamortized balance of (euro) 6.5 million to goodwill at January 1, 2002.

     As a result, the increase due to the intangible assets of Vialog and Astound was partly offset by the non amortization of goodwill including former assembled workforce since January 1, 2002.

EBITDA

     Our EBITDA, excluding the non-recurring charge described above, almost tripled from (euro) 2.4 million to (euro) 6.7 million for the three months ended March 31, 2001 and 2002, respectively. Our EBITDA margin increased from 8.9% to 12.1% for the three months ended March 31, 2001 and 2002, respectively. The increase in EBITDA margin primarily reflects the decreased level of expenses for General and Administrative, partly offset by the increased level of expenses for Selling and Marketing and our lower gross margin, as described above. We expect that the announced consolidation of our North America call centers, to be completed by the end of the third quarter of 2002, will improve operating efficiency and that our EBITDA margin will improve after the consolidation is completed.

Operating loss

     Our operating loss increased from (euro) 2.1 million to (euro) 5.3 million for the three months ended March 31, 2001 and 2002, respectively. Excluding the non-recurring charge described above, our operating loss decreased to (euro) 1.6 million for the three months ended March 31, 2002.

Financial Income (Expenses)

     We incurred net financial expenses of (euro) 3.1 million for the three months ended March 31, 2002, after generating net financial income of (euro) 1.4 million for the three months ended March 31, 2001. The change primarily reflects a significant increase in interest expense, due to a significant increase in our long-term debt following the Vialog acquisition. As part of the acquisition of Vialog, in April 2001, we entered into a U.S. $ 125 million credit facility that replaced our previous U.S. $ 35 million multi-currency term loan and Vialog's existing long term debt (U.S. $ 75 million senior notes payable). Additionally, we incurred a net foreign exchange loss of (euro) 0.5 million for the three months ended March 31, 2002 compared to a net foreign exchange gain of (euro)
1.2 million for the three months ended March 31, 2001.

Income Tax Expense

     We generated a net income tax credit of (euro) 0.3 million for the three months ended March 31, 2002, after incurring income tax expense of (euro) 1.3 million for the three months ended March 31, 2001. The net increase of (euro)
1.6 million mainly consists of (euro) 1.2 million in deferred tax income relating to the amortization of identifiable intangible assets in connection with the acquisition of identifiable intangible assets from Astound and Vialog in 2001.

Net Loss

     For the foregoing reasons, we recorded a net loss of (euro) 8.0 million for the three months ended March 31, 2002, compared to a net loss of (euro) 2.0 million for the three months ended March 31, 2001. The net loss before the non-recurring charge amounted to (euro) 4.3 million for the three months ended March 31, 2002.

         Liquidity and Capital Resources

General

     Our capital requirements are driven primarily by our (i) capital expenditures for telecommunications and bridging equipment, servers, computers and software and (ii) to fund acquisitions. To date, we have funded our capital requirements through a combination of equity offerings, borrowings (including bank financings and convertible debt issuances), and operating cash flow.

     At March 31, 2002, our principal sources of liquidity included (euro) 13.9 million in cash and cash equivalents and a total of (euro) 5.4 million of unutilized short-term credit facilities. Under the terms of our U.S. $ 125 million credit facility, we may only have U.S. $ 4.0 million of additional indebtedness, which may limit our ability to borrow under our short-term credit facilities.

     In connection with the acquisition of Vialog, in April 2001, we and Vialog entered into a U.S.$ 125 million credit facility, which was used to refinance existing debt of our company and Vialog and for working capital purposes. This facility, which has since been amended, is described in more detail below. We believe that our capital resources are sufficient to meet our current working capital needs.

Cash Flows

     Cash and cash equivalents decreased from (euro) 17.5 million at the end of December 2001 to (euro) 13.9 million at the end of March 2002.

     Cash of (euro) 1.9 million was provided by operating activities. Cash was provided by the increase of other liabilities amounting to (euro) 5.3 million including mainly restructuring costs accrued , partly offset by the cash used in the increase of accounts receivable and decrease of accounts payable that amounted to (euro) 1.6 million and (euro) 2.9 million, respectively.

     Cash of (euro) 5.8 million was used in investing activities, of which
(euro) 4.3 million was for the final payment, or "top up", for the acquisition of Astound. Additionally, cash of (euro) 1.5 million was used to fund capital expenditures for telecommunications and bridging equipment, servers, computers and software,.

     Cash of (euro) 0.1 million was used in financing activities.

Credit Facility and other outstanding indebtedness

     On April 20, 2001 we and Vialog entered into a U.S. $ 125 million credit facility agreement with BNP Paribas, CIBC World Markets and Fortis Bank. This credit facility, which was amended thereafter, replaced our then outstanding U.S. $ 35 million multi-currency term loan and the long term debt of Vialog (U.S. $ 75 million senior notes payable), that existed prior to our acquisition of Vialog. The U.S. $ 125 million credit facility includes the following items :

          - a U.S.$ 50 million senior term loan facility granted to Vialog, which was used by Vialog to refinance its existing debt. This facility matures on April 28, 2006 and bears interest at the rate of Libor USD plus a margin of 2.65% per annum.

          - a U.S.$ 30 million senior term loan facility granted to Vialog, which was used by Vialog to refinance its existing debt. This facility matures on October 31, 2006 and bears interest at the rate of Libor USD plus a margin of 3.15% per annum

          - a U.S.$ 35 million senior term loan facility granted tour company, which we used to partially refinance our existing debt. This facility matures on April 28, 2006 and bears interest at the rate of Libor USD plus a margin of 2.65% per annum

          - a U.S.$ 5 million revolving loan facility granted to Vialog, to be used by Vialog for working capital purposes. This facility bears interest at the rate of Libor USD plus a margin of 2.65% per annum

          - a U.S.$ 5 million revolving loan facility granted to our company, which we use for working capital purposes. This facility bears interest at the rate of Libor USD plus a margin of 2.65% per annum.

     The U.S.$ 50 million and U.S.$ 35 million term loans granted to Vialog and our company, respectively, are to be repaid in semi-annual installments in accordance with the schedule set forth in the credit facility agreement. The U.S.$ 30 million facility is to be repaid in one payment at maturity. All amounts borrowed are repayable at any time in whole or in part at the option of the borrower.

     The U.S. $125 million credit facility requires us to comply with certain financial covenants, consisting of leverage, interest cover, and cash cover ratios. We are currently in compliance with all of these covenants as amended. Confirmation of the approval of the latest amendment was received on May 31, 2002. In addition, the credit facility places limits on our ability to make capital expenditures and prohibits our payment of dividends. We have pledged as security for our credit facility the shares of our principal subsidiaries, as well as the accounts receivable of our U.S. subsidiary. If our financial results do not reach the level required by our debt covenants and we are unable to obtain a waiver from our lenders, our debt would be in default and callable by our lenders.

Other Commitments

      We have entered into an interest rate swap agreement to hedge our exposure on a portion of our debt.

      We do not have any material guarantees outstanding, nor do we have any securitization or other off-balance sheet financing arrangements, other than those described in note No. 14, Commitments and Contingencies, to the financial statements contained in the Form 20-F for the year ended December 31, 2001, as filed with the Securities and Exchange Commission.

      Trend Information

      On March 6, 2002, we announced that we believed the business environment was going to remain favorable for the conferencing and collaboration industry in 2002. As a result, we stated our expectation that our gross margin and EBITDA might improve due to the increasing share of our business represented by automated services, as well as control over the selling and marketing, and general and administrative expenses.

      For internal planning purposes, we have targeted revenues to reach between
(euro) 230 million and (euro) 250 million for the year ended December 31, 2002. On May 14, 2002, we reiterated our comfort with respect to this guidance. However, these revenue targets are subject to significant uncertainty, and might not be reached for any number or reasons, including those described under Item 3, "Key information - Risk Factors" of the Form 20-F for the year ended December 31, 2001 as filed with the Securities and Exchange Commission.

      Critical accounting policies

      We prepare our consolidated financial statements in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities.

      We believe the following critical accounting policies, among others, represent the more significant judgments and estimates used in preparation of our consolidated financial statements.

Allowance for doubtful accounts

      We evaluate the collectibility of our accounts receivable based on a combination of factors. In circumstances where we are aware of a specific customer's inability to meet its financial obligations to us (e.g., bankruptcy filings, failure to pay amounts due to us or others), we record a specific reserve for bad debts against amounts due to reduce the net recognized receivable to the amount we reasonably believe will be collected. For all other customers, we recognize reserves for bad debts based on past write-off history (average percentage of receivables written off historically), and the length of time the receivables are past due. If circumstances change (i.e. higher than expected defaults or an unexpected material adverse change in a major customer's ability to meet its financial obligations to us), our estimates of the recoverability of amounts due us could be reduced by a material amount.

Impairment of goodwill and identifiable intangible assets

      In reviewing the recoverability of our goodwill and identifiable intangible assets, we must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. These assumptions require us to exercise significant judgment, often on a subjective basis. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for these assets. In the three months ended December 31, 2001, we recorded an impairment charge on these assets of (euro) 61.3 million.

      Since January 1, 2002, we have adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets. Under SFAS 142, we discontinued amortizing our goodwill, but we were required to review our goodwill for impairment during the three months ending March 31, 2002, and then on an annual basis thereafter. Based on the circumstances and underlying assumptions made when the impairment reviews are performed in the future, further impairment charges could be required.

      Based on the results of the review that we performed during the three months ended March 31, 2002, no impairment charge was recorded.

      We continue to amortize our identifiable intangible assets that have determinable lives, but we are still required to review the recoverability of these assets whenever events or changes in business circumstances indicate that the assets may be impaired. Based on the circumstances and underlying assumptions made at the time of these reviews, further impairment charges could be required.

Deferred tax assets

      We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities. We regularly review our deferred tax assets for recoverability and establish a valuation allowance based upon historical losses, projected future taxable income for each subsidiary and the expected timing of the reversals of existing temporary differences. As a result of this review, we have recorded a deferred tax asset of (euro) 0.3 million as of March 31, 2002, and we have established a full valuation allowance on the remaining amount of our deferred tax assets.

2. Financial Statements

                           CONSOLIDATED BALANCE SHEETS
                        (in thousands, except share data)

                                                                       December 31,     March 31,
                                                                           2001           2002
                                                                       ------------     ---------
ASSETS                                                                                 (Unaudited)

Current assets:
     Cash and cash equivalents........................................ (euro)17,510   (euro)13,942
     Accounts receivable, less allowances of(euro)3,201 at
         December 31, 2001 and(euro)2,759 at March 31, 2002...........       48,989         49,941
     Inventory........................................................          146            143
     Prepaid expenses ................................................        7,156          6,237
     Other current assets.............................................        6,664          5,816
                                                                            -------        -------
          Total current assets........................................       80,465         76,079
Property and equipment, net...........................................       47,697         44,864
Goodwill and other intangibles, net...................................      275,058        275,144
Investment in affiliated company......................................          126            115
Deferred tax assets...................................................          236            270
Deferred financing costs, net.........................................        4,722          4,440
Other assets..........................................................        2,100          2,080
                                                                            -------        -------
          Total assets................................................(euro)410,404  (euro)402,992
                                                                      =============  =============

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
     Bank overdrafts..................................................           --             --
     Accounts payable................................................. (euro)24,533   (euro)21,549
     Accrued liabilities..............................................        7,148          5,606
     Accrued compensation.............................................        7,489          8,754
     Tax payable......................................................        9,929         10,653
     Deferred revenue.................................................        4,198          3,412
     Current portion of long-term debt................................        6,901          6,069
     Current portion of capitalized lease obligations.................          266            213
     Current portion of deferred tax liability........................        5,346          4,904
       Current portion of accrued restructuring expenses..............           --          6,246
     Other current liabilities........................................        6,894          4,361
                                                                            -------        -------
          Total current liabilities...................................       72,704         71,767
Long-term portion of long-term debt...................................      142,552        144,718
Long-term portion of capitalized lease obligations....................          171            134
Long-term portion of deferred tax liability...........................       28,503         26,111
Other long-term liability.............................................        3,606          4,821
Commitments and contingencies.........................................           --             --
Shareholders' equity:
     Ordinary shares; (euro) 5.00 nominal value; 15,271,064 and
     15,281,090 shares issued and outstanding at December 31, 2001 and
     March 31, 2002 respectively......................................       76,356         76,405
     Common shares to be issued;(euro)5.00 nominal value; 250,687 shares and 247,759 at December 31, 2001 and March 31, 2002,
     respectively.....................................................        1,253          1,239
     Additional paid-in capital.......................................      194,019        194,055
     Accumulated other comprehensive income...........................        3,749          4,024
     Deferred compensation............................................         (465)          (404)
     Accumulated deficit..............................................     (111,293)      (119,127)
                                                                            -------        -------
                                                                            163,619        156,192
     Less cost of treasury shares: 22,131 shares at December 31, 2001 and
             March 31, 2002 , respectively                                     (751)          (751)
                                                                            -------        -------
          Total shareholders' equity..................................      162,868        155,441
                                                                            -------        -------
Total liabilities and shareholders' equity............................(euro)410,404  (euro)402,992
                                                                      =============  =============


                        See notes to financial statements

                CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)
                        (in thousands, except share data)



                                                    Three Months ended
                                                    ------------------
                                                        March 31,
                                                        ---------
                                                  2001            2002
                                                 ------          ------
Revenue:
     Services...............................  (euro)26,166    (euro)54,940
     Products...............................           604             512
                                              ------------    ------------
                                                    26,770          55,452
Cost of revenue:
     Services...............................        10,603          22,934
     Products...............................           483             485
                                              ------------    ------------
                                                    11,086          23,419
Gross profit................................        15,684          32,033

Operating expenses:
     Research and development...............           695           1,260
     Selling and marketing..................         5,645          13,508
     General and administrative.............         9,099          15,210
     Non-recurring charge...................           --            3,671
     Amortization of goodwill and other
           intangibles......................         2,324           3,649
                                              ------------    ------------
Total operating expenses....................        17,763          37,298
                                              ------------    ------------
Operating loss..............................       (2,079)          (5,265)

Financial income (expense)
     Interest income........................           733              58
     Interest expense.......................         (908)          (2,297)
     Foreign exchange gain (loss)...........         1,221            (540)
     Other financial income (expense), net.            402            (275)
                                              ------------    ------------
Financial income (expense), net.............         1,448          (3,054)
Equity in loss of affiliated company........            --              (8)
                                              ------------    ------------
Loss before taxes...........................          (631)         (8,327)
Income tax credit (expense).................        (1,346)            349
                                              ------------    ------------
Net loss....................................  (euro)(1,977)   (euro)(7,978)
                                              ============    ============
Basic and diluted net loss per share........   (euro)(0.21)    (euro)(0.52)
                                              ============    ============
Number of shares used in computing basic
and diluted net loss per share..............     9,418,996      15,528,376
                                              ============    ============

                        See notes to financial statements

                CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)
                                 (in thousands)

                                                                                     Three Months ended
                                                                                          March 31,
                                                                                      2001        2002
                                                                                     ------      ------
Cash flows from operating activities:
Net loss..................................................................... (euro)(1,977) (euro)(7,978)
Adjustments to reconcile net loss to net cash provided by (used in)
operating activities
   Depreciation..............................................................        2,129         4,665
   Amortization of goodwill and other intangibles............................        2,324         3,649
   Amortization of deferred financing costs and debt issuance discount.......         108            358
   Amortization of deferred charges..........................................           31            28
   Allowance for bad debts...................................................          377           770
   Amortization of deferred stock-based compensation.........................           --            61
   Loss on disposal of assets................................................            4            (1)
   Deferred taxes expense (income)...........................................          805        (1,203)
   Equity in loss of affiliated company......................................           --             8
   Changes in unrealized losses on investments...............................           13            --
Changes in operating assets and liabilities, net of effects of acquisition of businesses:
   (Increase) in accounts receivable.........................................       (2,295)       (1,647)
   Decrease in inventory.....................................................           20             3
   Decrease (increase) in prepaid expenses...................................         (521)          793
   Decrease (increase) in other assets.......................................         (826)           62
   Decrease in intangibles...................................................          694           --
   Increase (decrease) in accounts payable...................................        4,649        (2,859)
   (Decrease) in accrued liabilities.........................................         (744)       (1,487)
   Increase (decrease) in accrued compensation...............................         (912)        1,305
   Increase in accrued taxes.................................................        1,043           784
   (Decrease) in deferred revenue............................................         (274)         (714)
   Increase (decrease) in other liabilities..................................       (5,512)        5,344
                                                                              ------------   -----------
Net cash provided by (used in) operating activities..........................         (864)        1,941
                                                                              ============  ============

Cash flows from investing activities:
Acquisitions of businesses, net of cash acquired.............................      (13,979)       (4,299)
Acquisition of furniture and equipment.......................................       (2,895)       (1,546)
Proceeds from sales of furniture and equipment...............................           --            41
                                                                                        --            --
Net cash used in investing activities........................................      (16,874)       (5,804)
                                                                              ============  ============

Cash flows from financing activities:
Increase in bank overdrafts..................................................       (1,882)           --
Net proceeds from issuance of common stock...................................          --             71
Purchase of treasury shares..................................................         (245)           --
Principal payments on long-term debt.........................................         (529)         (136)
                                                                              ------------   -----------
Net cash used in financing activities........................................       (2,656)          (65)
                                                                              ============  ============
Effect of foreign exchange rate changes on cash and cash equivalents.........          425           360
Decrease in cash and cash equivalents........................................      (19,969)       (3,568)
Cash and cash equivalents, beginning of period...............................       49,705        17,510
                                                                              ------------  ------------
Cash and cash equivalents, end of period..................................... (euro)29,736  (euro)13,942
                                                                              ============  ============
Supplemental disclosures of cash flow information:
   Interest paid............................................................. (euro) 1,185      (euro)91
   Income taxes paid.........................................................          305           841
Non-cash investing and financing transactions:
     Fixed assets acquired under capital lease...............................           --            --
   Issuance of common stock in connection with acquisitions..................           --            --
Acquisition of businesses:
   Assets acquired........................................................... (euro)70,739            --

   Liabilities assumed and issued............................................      (24,127)           --
   Common stock committed to be issued.......................................      (26,383)           --
     Acquisition costs incurred in connection with probable acquisitions.....          343            --
    Cash to be paid in the following period..................................       (4,170)           --
   Cash incurred during previous period for current year acquisitions........         (717)           --
   Cash paid in connection with previous period acquisitions.................           --   (euro)4,299
                                                                              ------------   -----------
   Cash paid.................................................................       15,685         4,299
   Less cash acquired........................................................       (1,706)           --
                                                                              ------------   -----------
Net cash paid for acquisitions of businesses................................. (euro)13,979   (euro)4,299
                                                                              ============   ===========

                        See notes to financial statements

3. NOTES
                                  GENESYS S.A.

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
              (in thousands, except share data and when indicated)


Note 1. Organization and business

     Genesys S.A., together with its subsidiaries ("the Company"), is a limited liability company organized under the laws of France.

     The Company is a global communications specialist, providing practical and innovative real-time collaborative and managed event services worldwide.



Note 2. Basis of Presentation

     As a publicly traded company on the Nouveau Marche of Euronext Paris since October 1998, the Company publishes consolidated financial statements that have been prepared in accordance with generally accepted accounting principles in France, which differ in certain respects from generally accepted accounting principles in the United States.

     In addition, the Company has been listed on the Nasdaq Stock Market since April 26, 2001. As a result, the Company publishes consolidated financial statements prepared in accordance with generally accepted accounting principles in the United States.

     The accompanying unaudited consolidated financial statements have been prepared by the Company in accordance with accounting principles generally accepted in the United States and pursuant to the rules and regulations of the Securities and Exchange Commission for interim financial information. These financial statements reflect all adjustments (consisting of normal recurring accruals) that, in the opinion of management, are necessary for a fair presentation of the interim periods presented. The unaudited results of operations for the quarter ended March 31, 2002 are not necessarily an indication of the results of operations that may be expected for the full year ending December 31, 2002. These financial statements do not include all disclosures associated with annual financial statements and, accordingly, should be read in conjunction with the financial statements and footnotes for the year ended December 31, 2001 included in the Company's Form 20-F as filed with the Securities and Exchange Commission.

      The consolidated financial statements include the accounts of the Company and its subsidiaries.

      The main consolidation principles are as follows:


         - Companies which are wholly owned or which the Company controls are consolidated;
         - Companies over which the Company exercises significant influence but does not control are accounted for under the equity method of accounting;
         - All significant inter-company transactions and balances are eliminated.

      The Company has applied Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, since January 1, 2002. Statement 142 prohibits the amortization of goodwill and indefinite-lived intangible assets. Statement 142 requires that these assets be reviewed for impairment at least annually. Intangible assets that have definite lives will continue to be amortized over their useful lives.

      Application of the non-amortization provisions of Statement 142 resulted in a decrease in amortization expenses of approximately (euro) 3.0 million for the three months ended March 31, 2002. The Company also reclassified an assembled workforce intangible asset with an unamortized balance of (euro) 6.5 million (along with a deferred tax liability of (euro) 1.8 million) to goodwill at January 1, 2002. The Company tests goodwill for impairment using the two-step process prescribed in Statement 142. The first step is a screen for potential impairment, while the second step measures the amount of the impairment, if any. In the first quarter of 2002, the Company performed the first of the required impairment tests of goodwill and indefinite lived intangible assets as of January 1, 2002. Based on the results of this review, no impairment charge was recorded.

     The following companies have been consolidated:

                                                                         Interest and
                        Name                         Location              control
---------------------------------------------- -----------------------  --------------
Fully consolidated companies:
Genesys S.A................................... Montpellier, France      Parent company
Genesys Conferencing France, S.A.............. Ivry, France                  100%
Genesys Conferencing A.B...................... Stockholm, Sweden             100%
Genesys Conferencing S.A...................... Brussels, Belgium             100%
Genesys Conferencing Ltd...................... Croydon, England              100%
Genesys Conferencing Pte Ltd.................. Singapore                     100%
Genesys Conferencing Pty Ltd.................. Melbourne, Australia          100%
Genesys Conferencing Ltd...................... Hong Kong                     100%
Genesys Conferencing, Inc..................... Denver, USA                   100%
Genesys Conferencing S.R.L.................... Milan, Italy                  100%
Astound Inc................................... Toronto, Canada               100%
Darome Teleconferencing GmbH.................. Berlin, Germany               100%
Eesys,  S.A.S................................. Paris, France                 100%
Geene, S.A.S.................................. Paris, France                 100%
305 4344 Nova Scotia Ltd...................... Halifax, Canada               100%
305 4345 Nova Scotia Ltd...................... Halifax, Canada               100%

Affiliates accounted for under the equity
method:
Genesys Conferencing Iberia................... Madrid, Spain                  20%


      On January 1, 2002, Genesys Conferencing Inc merged into Genesys Conferencing of Massachusetts, Inc. Thereafter, Genesys Conferencing of Massachusetts, Inc. was renamed to Genesys Conferencing Inc.


Note 2.   Non-recurring charge


      On February 6, 2002, the Company announced plans to consolidate its call center operations in North America from six call centers to three call centers to provide higher levels of customer service and improve operating efficiencies. The three remaining call centers have the capacity to absorb the current volume and to provide for future growth. The restructuring costs related to these closings are estimated to be (euro) 7.6 million and are primarily for unusable future facility lease commitments, the write-off of certain leasehold improvements and equipment, employee severance as well as other miscellaneous costs associated with the call center consolidation. Components of these costs by call center to be closed are presented in the table below.

                                                     Bedford       Denver     Montgomery      Total costs
                                                     -------       ------     ----------      -----------
                                                                                                accrued
                                                                                                -------
Write-offs of leasehold improvements,
equipment and other tangible assets...............(euro)  218  (euro) 2,099  (euro) 1,059   (euro) 3,376
Future lease payments under non cancelable
operating leases..................................        912         1,185         1,092          3,189
Severance and other people related expenses.......        117           541           197            855
Other related expenses............................         25            60           105            190
                                                           --            --           ---            ---
Total.............................................(euro)1,272  (euro) 3,885  (euro) 2,453   (euro) 7,610
                                                  ===========  ============  ============   ============


      Of the (euro) 7.6 million restructuring costs accrued in the three months ended March 31, 2002, (euro) 3.7 million was recorded as a non-recurring restructuring charge and (euro) 3.9 million was recorded as an increase to goodwill arising from the acquisition of Vialog. The Company estimates that future annual cost savings from the consolidation will range from (euro) 3.5 to
(euro) 4.0 million beginning the third quarter of 2002.



      Other costs relating to the consolidation of call centers will be recorded as general and administrative expense as they will incur by the end of the year 2002, in accordance with generally accepted accounting principles. These costs include retention bonuses and duplicative costs in closing call centers. The expected amount of these costs is (euro) 868.



      On March 20, 2002, the Company's Bedford, Massachusetts call center was closed and all traffic formerly generated in Bedford has been re-routed to the Company's Reston, Virginia call center. Actual costs incurred for the Bedford closing compared to the costs accrued through March 31, 2002 are presented in the table below:

                                                       costs       Incurred in      Balance at
                                                       -----       -----------      ----------
                                                      accrued      the quarter    March 31, 2002
                                                      -------      -----------    --------------
Write-offs of leasehold improvements,
equipment and other tangible assets................(euro)   218    (euro)  218                --
Future lease payments under non cancelable
operating leases...................................         912             --     (euro)    912
Severance and other people related expenses........         117             --               117
Other related expenses.............................          25             --                25
                                                             --                               --
Total..............................................(euro) 1,272    (euro)  218     (euro)  1,054
                                                   ============    ===========     =============

     In addition, duplicative costs for Bedford ((euro) 85) and retention bonuses for Denver ((euro) 89) incurred and have been recorded as general and administrative expense in the three months ended March 31, 2002.

      The Company expects to close the call centers located in Denver, Colorado and Montgomery, Alabama by the end of the third quarter of 2002.


Note 3.   Acquisitions


     On March 27, 2001, the Company completed the acquisition of Astound Inc., a web conferencing and web streaming company headquartered in Canada.

     The total purchase price was(euro)58,739 and consisted of :
     -   (euro) 14,399 in cash paid immediately;
     - (euro) 4,000 in cash (named "top up") paid on January 4, 2002, together with interests Libor USD 9 months + spread 2,75% thereon ((euro)171);
     - 916,391 convertible notes, each with a principal amount of (euro) 28,79. Each note is convertible into one share of common stock, not later than March 27, 2011. The fair market value of these notes amounted to (euro) 26,383 at acquisition date;
     -   (euro) 1,659 of acquisition costs;
     - (euro) 1,561 for deferred compensation relating to 188,116 stock options;
     - (euro) 10,566 for deferred tax relating to identifiable intangible assets.

     The purchase price exceeded the fair value of the net tangible assets acquired by(euro)60,263. Based on an independent report, this excess was allocated to:
     - technology for(euro)30,351, classified in other intangibles and amortized over 4 years.
     - assembled workforce for(euro)1,349, classified in other intangibles and amortized over 3 years. In accordance with Statement No 142, the unamortized balance of assembled workforce was reclassified to goodwill at January 1, 2002.
     - goodwill for (euro) 28,563 and amortized over 5 years. In accordance with Statement No 142, goodwill has been no longer amortized since January 1, 2002.

     Based on the results of the review of the carrying value of Astound's goodwill and identifiable intangible assets performed as of December 31, 2001, an impairment charge of (euro) 32,777 was recorded in 2001.

     On April 25, 2001, the Company completed the acquisition of Vialog Corporation, an audio, video and data conferencing company listed on the American Stock Exchange (AMEX).

     The total purchase price as adjusted in the first quarter of 2002, primarily to reflect the closing of two Vialog's call centers (see note 2), was (euro)122,046 and consisted of:
     - 3,446,969 shares of Genesys S.A. with a fair market value of(euro)75,557 at the time of issuance. Vialog shareholders received ADS's for each Vialog share at an exchange ratio of 0.33515 Genesys share per Vialog share, resulting in approximately 24.65% ownership of Genesys S.A. One Genesys ADS is equivalent to one-half Genesys common shares;
     -   (euro) 8,717 of acquisition costs;
     - (euro) 8,648 for deferred compensation relating to 2,466,889 stock options;
     -   (euro) 29,124 for deferred tax relating to allocated purchase price.

     The purchase price exceeded the fair value of the net tangible assets acquired by (euro) 207,031. Based on an independent report, this excess was allocated to:
     - customer list for retail conferencing for (euro) 81,551, classified in other intangibles and amortized over 10 years;
     - customer list for wholesale conferencing for(euro)4,245, classified in other intangibles and amortized over 5 years;
     - assembled workforce for (euro) 5,250, classified in other intangibles and amortized over 4 years. In accordance with Statement No 142, the unamortized balance of assembled workforce was reclassified to goodwill at January 1, 2002.
     - goodwill for (euro) 115,985 and amortized over 20 years. In accordance with Statement No 142, goodwill has been no longer amortized since January 1, 2002.


Note 4.   Long-term debt

     Long-term debt consists of the following:

                                                             December 31,     March 31,
                                                                2001            2002
                                                            -------------  -------------
Term loans, variable rate...................................(euro)128,812  (euro)129,983
Revolving loans, variable rate..............................       12,108         12,224
3% Convertible notes, net of unamortized discount of
(euro)469 and (euro)516 at December 31, 2001 and
March 31, 2002, respectively................................        8,281          8,328
Interest free loan from Anvar...............................          252            252
Capital lease obligations...................................          437            347
                                                                 --------       --------
Total long-term debt........................................      149,890        151,134
Less current portion........................................      (7,167)         (6,282)
                                                                 --------       --------
Long-term debt, less current portion........................(euro)142,723  (euro)144,852
                                                            =============  =============

     On April 20, 2001, Genesys S.A. ("Genesys") and Vialog Corporation ("Vialog") entered into a U.S. $ 125 million credit facility agreement with BNP Paribas, CIBC World Markets and Fortis Bank. This credit facility, which was amended thereafter, replaced the $ 35 million multi-currency term loan of Genesys and long term debt of Vialog (U.S. $ 75 million senior notes payable), which existed prior to the acquisition by Genesys. The U.S. $ 125 million credit facility includes the following items :

        - a U.S.$ 50 million senior term loan facility granted to Vialog, which was used by Vialog to refinance its existing debt. This facility matures on April 28, 2006 and bears interest at the rate of Libor USD plus a margin of 2.65% per annum.

        - a U.S.$ 30 million senior term loan facility granted to Vialog, which was used by Vialog to refinance its existing debt. This facility matures on October 31, 2006 and bears interest at the rate of Libor USD plus a margin of 3.15% per annum

        - a U.S.$ 35 million senior term loan facility granted to Genesys, which was used by Genesys to partially refinance its existing debt. This facility matures on April 28, 2006 and bears interest at the rate of Libor USD plus a margin of 2.65% per annum

        - a U.S.$ 5 million revolving loan facility granted to Vialog, which was used by Vialog for working capital purposes. This facility bears interest at the rate of Libor USD plus a margin of 2.65% per annum

        - a U.S.$ 5 million revolving loan facility granted to Genesys, which was used by Genesys for working capital purposes. This facility bears interest at the rate of Libor USD plus a margin of 2.65% per annum.

     The U.S.$ 50 million and U.S.$ 35 million term loans granted to Vialog and Genesys, respectively, are to be repaid in semi-annual installments in accordance with the schedule set forth in the credit facility agreement. The U.S.$ 30 million facility is to be repaid in one payment at maturity. All amounts borrowed are repayable at any time in whole or in part at the option of the borrower.

     The U.S. $ 125 million credit facility requires the Company to comply with certain financial covenants, consisting of leverage, interest cover, and cash cover ratios. The Company is currently in compliance with all of the covenants, as amended. Confirmation of the approval of the latest amendment was received on May 31, 2002.


Note 5.   Shareholders' equity

     On January 7, 2002, 7,098 stocks options of Genesys S.A. were exercised. As a result, ordinary shares and additional paid-in-capital increased by (euro) 35 and (euro) 36, respectively.

     In February 2002, 2,928 convertible notes issued on March 27, 2001 to finance the acquisition of Astound have been converted into shares. As a result,
(euro) 14 was reclassified from common shares to be issued to ordinary shares.


Note 6.   Revenue breakdown

     Revenues consist of the following:

                                                     Three months ended
                                                     ------------------
                                                          March 31,
                                                          ---------
                                                  2001                2002
                                                 ------              ------
Services
--Audio conferencing........................ (euro) 22,947       (euro) 49,937
--Video conferencing........................         2,668               2,551
--Data conferencing and web streaming.......           551               2,452
Products....................................           604                 512
                                                    ------              ------
Total....................................... (euro) 26,770       (euro) 55,452
                                             =============       =============


Note 7.   Segment and geographic information

     The Company and its subsidiaries currently operate in four reportable segments: Europe, North America, Asia-Pacific and, starting in 2002, global Video division. The Company makes key decisions and evaluates performance of the Company based on these segments. Transfers between segments are accounted for at amounts that are generally above cost and consistent with the rules and regulations of governing tax authorities. Such transfers are eliminated in the consolidated financial statements. Corporate items include non-operating overhead and research and development expenditures. Corporate assets mainly include research and development telecommunications equipment.

     The following is a summary of operations by segment for the three months ended March 31, 2001 and 2002 :

                                                  North        Asia-     Global                     Inter-
                                     Europe      America     Pacific     Video        Corporate     segment      Total
                                     ------      -------     -------     ------       ---------     -------      -----
3 months ended March 31, 2001
Revenue......................... (euro)12,497 (euro)10,312 (euro)1,272 (euro)2,764             --  (euro)(75) (euro)26,770
Gross Profit....................        8,460        6,093         612         519             --         --        15,684
EBITDA..........................        4,706        1,412         169        (273)  (euro)(3,640)        --         2,374
Operating income (loss).........        1,977          116          97        (493)        (3,776)        --        (2,079)

3 months ended March 31, 2002
Revenue......................... (euro)14,833 (euro)36,538 (euro)1,401 (euro)3,075             -- (euro)(395) (euro)55,452
Gross Profit....................       11,396       19,085         786         766             --         --        32,033
EBITDA..........................        8,804        1,123          47         194   (euro)(7,119)        --         3,049
Operating income (loss).........        8,024       (5,733)        (52)       (125)        (7,379)        --        (5,265)

     EBITDA and operating loss of North America for the three months ended March 31, 2002 included the non-recurring restructuring charge amounting to (euro) 3,671, as described in note 2. EBITDA before the non-recurring charge amounted to (euro) 6,720 for three months ended March 31, 2002.



Note 8.   Commitments and contingencies


Interest rate swap relating to the U.S. $ 125 million credit facility

     On June 29, 2001, the Company entered into a U.S. $ 57.5 million interest rate swap agreement to hedge its exposure on 50% of its outstanding term loans under the U.S.$ 125 million credit facility, excluding the U.S. $ 10 million revolving line of credit, granted in April 2001, denominated in U.S. dollars. The effect of the agreement was to convert underlying variable rate debt based on Libor USD to fixed rate debt with an interest rate of 5.52 %.

      Each interest-rate swap agreement is designated with all or a portion of the principal balance and has a term equal to specific debt obligation. This agreement involves the exchange of amounts based on a fixed interest rate for amounts based on variable interest rates over the life of the agreement without an exchange of the notional amount upon which the payments are based. The differential to be paid or received as interest rates change is accrued and recognized as an adjustment of interest expense related to the debt. The related amount payable to or receivable from third parties is included in other liabilities or assets. The fair value of the swap agreement and changes in the fair value as a result of changes in market interest rates are recognized as comprehensive income or loss. As a result, the comprehensive loss for this interest rate swap agreement amounted to (euro) 2,038 at March 31, 2002.


Securities relating to the U.S. $ 125 million credit facility

     The U.S. $ 125 million credit facility agreement signed on April 20, 2001 with BNP Paribas, CIBC World Markets and Fortis Bank is secured by the following:
        - stock pledge of shares of Genesys Conferencing Ltd (England), Genesys Conferencing AB (Sweden) and Genesys Conferencing Inc;
        - security over assets such as accounts receivable, inventories and property, plant and equipment of Genesys Conferencing Inc;
        - security over some assets such as accounts receivable of Genesys Conferencing Inc.


Note 9.   Proforma information

      The following schedules set forth unaudted pro forma condensed consolidated financial information for the Company which has been prepared to reflect the acquisitions made by the Company since January 1, 2001. These acquisitions included:
- Astound, acquired on March 27, 2001,
- Vialog, acquired on April 25, 2001.

      The consolidated pro forma information has been prepared in accordance with generally accepted accounting principles in the United States.

      The unaudited pro forma condensed consolidated statement of operations for the three months ended March 31, 2001 gives effect to the acquisitions of Astound and Vialog, as if they had occurred on January 1, 2001.

      The unaudited pro forma condensed consolidated balance sheet as of March 31, 2001 has been prepared as if the acquisitions of Vialog had occurred on March 31, 2001.

      The pro forma statement of operations include :
      -   goodwill and other intangible assets relating to the acquisitions,
      -   long term debt and common stock issued to finance the acquisitions,

      The pro forma information is not necessarily indicative of the financial statements that would have been obtained had these acquisitions actually occurred at January 1, 2001 or March 31, 2001, nor are they necessarily indicative of future consolidated information.


Unaudited pro forma condensed consolidated statement of operations

                                                         Three months
                                                             ended
                                                           March 31,
                                                             2001
                                                        -------------

Revenue................................................. (euro)52,621
Cost of revenue:                                               22,770
                                                         ------------
Gross profit............................................       29,851

Operating expenses:
   Research and development.............................        1,243
   Selling, general and administrative..................       25,288
   Amortization of goodwill and other intangibles.......       10,009
                                                         ------------
Total operating expenses................................       36,540
                                                         ------------
Operating loss..........................................       (6,689)

Financial expense, net..................................         (921)
                                                         ------------
Loss before taxes.......................................       (7,610)
Income tax expense......................................       (1,364)
                                                         ------------
Net loss................................................ (euro)(8,974)
                                                         ============

Basic and diluted net loss per share.................... (euro) (0.65)
                                                         ============

Number of shares used in computing basic and diluted
net loss per share......................................   13,782,356
                                                         ============

Supplementary information:
EBITDA                                                   (euro) 7,340
                                                         ============



Unaudited pro forma condensed consolidated balance sheet


                                                           March 31,
                                                             2001
                                                        -------------
Assets

Current assets:
     Cash and cash equivalents..........................(euro) 22,224
     Accounts receivables...............................       48,619
     Inventory..........................................          165
     Prepaid expenses and other current assets..........       11,160
                                                        -------------
          Total current assets..........................       82,168
Property and equipment, net.............................       50,075
Goodwill and other intangibles, net.....................      354,780
Deferred tax assets.....................................          509
Deferred financing costs and other assets, net..........        4,842
                                                        -------------
          Total assets..................................(euro)492,374
                                                        =============

Liabilities and Shareholders' Equity
Current liabilities:
     Revolving line of credit...........................(euro)  8,351
     Accounts payable...................................       34,844
     Accrued liabilities and accrued compensation.......        8,800
     Taxes  payable.....................................        7,534
     Deferred revenue...................................        2,909
     Current portion of long-term debt..................       17,227
     Current portion of deferred tax liability..........        5,346
     Other current liabilities..........................       17,551
                                                        -------------
          Total current liabilities.....................      102,562
Long-term portion of long-term debt.....................      125,291
Long-term portion of deferred tax liability.............       25,097
Other long term liability...............................          717
Commitments and contingencies...........................           --
Shareholders' equity....................................      238,707
                                                        -------------
Total liabilities and shareholders' equity..............(euro)492,374
                                                        =============

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 12, 2002

                                GENESYS SA


                                By: /s/ Francois Legros
                                    --------------------------------------------
                                     Name:  Francois Legros
                                     Title: Chairman and Chief Executive Officer